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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. )
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
                            (Name of Subject Company)
                         Income Growth Partners, Ltd. X
                       (Names of Persons Filing Statement)
                 Original Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                    000-18528
                      (CUSIP Number of Class of Securities)


                                  David Maurer
                      11230 Sorrento Valley Road, Suite 220
                               San Diego, CA 92121
                            Telephone (858) 457-2750
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy To:
                                 David A. Fisher
                               Fisher Thurber LLP
                        4225 Executive Square, Suite 1600
                               La Jolla, CA 92037
                            Telephone (858) 535-9400



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[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


                                TABLE OF CONTENTS

1. Subject Company Information.

2. Identity and Background of Filing Person.

3. Past Contacts, Transactions, Negotiations and Agreements.

4. The Solicitation or Recommendation.

5. Persons/Assets, Retained, Employed, Compensated or Used.

6. Interests in Securities of the Subject Company.

7. Purposes of the Transaction and Plans or Proposals.

8. Additional Information.

9. Exhibits.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 11230 Sorrento Valley Road, Suite 220, San Diego, California 92121. The telephone number of the Partnership's principal executive office is (858) 457-2750.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is original units of limited partnership interests in the Partnership ("Original Units"). As of December 15, 2003, there were 18,826.5 issued and outstanding Original Units held by 1,034 original unit holders ("Unit Holders"). As of December 15, 2003, there were 8,099.9 issued and outstanding Class A Units (not included in the Offer) held by 770 class A unit holders. As of December 15, 2003, there were a total of 1804 limited partners, including holders of both Class A Units and Original Units ("Limited Partners").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The Partnership, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under item 1.

This Statement relates to the cash tender offer ("Offer") made by Everest Management, LLC (the "Purchaser"), a California limited liability company, to purchase up to 700 Original Units at a cash purchase price of $1,200 per Original Unit, as more fully described in the Tender Offer Statement in Schedule TO filed by the Purchaser with the Securities and Exchange Commission on December 4, 2003 under file number 005-55927 (the "Purchase Tender Offer Statement").


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Based upon the information in the Purchase Tender Offer Statement, the
Partnership understands the business address of the Purchaser to be located at 155 N. Lake Avenue, Suite 1000, Pasadena, California 91101 and the telephone number of its principal executive office is (626) 585-5920.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(1) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates are described under item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, Income Growth Management, Inc. ("General Partner"), except as set forth in item 12 of Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates.

(2) To the best of the Partnership's knowledge as of the date hereof, except as set forth elsewhere in this Statement or the Purchase Tender Offer Statement there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

The General Partner has not approved the Offer. The General Partner believes that the price per Original Unit offered in the Offer to the Unit Holders thereof may not fairly compensate Unit Holders for their interest in the Partnership, and, therefore, recommends the Unit Holders not tender Original Units pursuant to the Offer.

(b) Reasons for the Recommendation.

In determining to recommend that Unit Holders not tender their Original Units in the Offer, the General Partner considered the following factors:

(1) On August 7, 2003, the Partnership listed both of the Partnership's properties for sale for a combined sales price of $62.9 million (the "Properties"). On or about December 2, 2003, the Partnership accepted an offer (pending approval of a majority of the Class A and Original Units) in the amount of $36 million for the purchase of the Mission Park property. On or about December 8, 2003, the Partnership accepted an offer (pending approval of a majority of the Class A and Original Units) in the amount of $27.6 million for the purchase of the Shadowridge Meadows property. The accepted offers represent a total combined sales price of $63.6 million, exceeding the combined listing prices of the Properties by approximately $700,000. There can be no assurance that the Partnership's Properties can be sold at the projected sales price of $63.6 million.

The General Partner anticipates that the sale of both Properties will close in or about February or March 2004. There can be no assurance that the sale of both Properties will close by that time. Additionally, upon the closing of the sale of the Properties, the General Partners anticipates being in a position to make distributions to the Limited Partners of the proceeds from the sales after all closing costs and expenses, payment of outstanding loans and prepayment penalties, payment of outstanding debts or other liabilities, Partnership liquidation expenses (including setting aside a reserve of $1,000,000 to cover remaining liabilities and unexpected claims), and any other related costs or expenses.


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Based upon its review of the relevant loan documents, the General Partner estimates that the prepayment penalty on the Mission Park property (for paying off the loan prior to the maturity date of January 2006) will be approximately $306,000. Based upon its review of the relevant loan documents, the General Partner estimates that the prepayment penalty on the Shadowridge Meadows property (for paying off the loan prior to the maturity date of November 2007) will be approximately $1,672,261. There can be no assurance that the estimated amounts of the prepayment penalties on the Properties are accurate and the actual amount of the prepayment penalties may differ substantially.

With the exception of the $1,000,000 contingency reserve, the General Partner anticipates distributing the net proceeds available for distribution to the Limited Partners within ninety (90) days after the closing of the sales of the Properties. The $1,000,000 contingency reserve will be used to cover any remaining liabilities and unexpected claims; any remaining amounts after remaining liabilities and unexpected claims have been paid will be distributed to the Limited Partners. The General Partner anticipates that the remaining amount, if any, will be distributed to the Limited Partners within approximately twelve (12) to sixteen (16) months after the close of the sales of the Properties. There can be no assurance that there will be any funds available from the contingency reserve or that if funds are available that they will be distributed to the Limited Partners within the twelve (12) to sixteen (16) month estimate.

(2) The Purchaser states in the Purchase Tender Offer Statement that its offer of $1,200 per Original Unit exceeds the original investment amount for the Original Units by $200 per Unit. The $1,200 per Original Unit price offered by the Purchaser is approximately $700 per Original Unit less than the $1,937 per Original Unit the General Partner estimates will be distributed to the Limited Partners following the sale of the Properties. The $1,937 per Original Unit estimated liquidating distribution was calculated based on the General Partner's projected sale of the Shadowridge Meadows Apartments and the Mission Park Apartments for a total combined sales price of $63.6 million, closing costs and expenses, payment of outstanding loans and prepayment penalties, payment of outstanding debts or other liabilities, Partnership liquidation expenses (including setting aside a reserve of $1,000,000 to cover remaining liabilities and unexpected claims), and any other related costs or expenses.


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The estimated realizable total distribution per Original Unit upon a sale of the
Partnership Properties and liquidation of the Partnership would depend on many other factors, including the actual selling price of the Properties, closing costs and expenses, payment of outstanding loans and prepayment penalties, payment of outstanding debts or other liabilities, Partnership liquidation expenses (including setting aside a reserve of $1,000,000 to cover remaining liabilities and unexpected claims), and any other related costs or expenses. There can be no assurance these estimates will be realized, or that the Properties will be sold at their respective sale price. No assurances can be provided that the General Partner's estimates are correct, and the actual amount of net proceeds available for distribution to the Unit Holders that would be received from the sale of the properties and a liquidation of the Partnership may differ substantially from the General Partner's estimates.

There can be no assurance that the Properties will be sold at the projected sales price of $63.6 million, or that both the Properties will be sold at all. There are a number of circumstances which could prevent the sale of the Properties, including without limitation the failure to obtain the approval of a majority of Class A and Original Units, or the cancellation of the purchase and sale agreement(s) by one or both of the buyer(s), or the failure of the sale of the Properties to close for any other reason.

(3) By tendering Original Units pursuant to the Offer, the Limited Partners will be giving up the opportunity to participate in any potential future benefits from the ownership of the Original Units, including distributions resulting from any future sale of the Properties, including the anticipated sale of the Properties and the anticipated estimated distribution of $1,937 per Original Unit as described in this Statement.

(4) While the Partnership's Amended and Restated Agreement of Limited Partnership ("Partnership Agreement") allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Original Units pursuant to the Offer. Based upon the Purchase Tender Offer Statement, it appears that the Purchaser has agreed to pay for the transfer fee.

(5) The tender of Original Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See item 8--Certain Federal Income Tax Considerations.

The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

(c) To the knowledge of the General Partner, none of the General Partner's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

The Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting or rejecting the Offer.

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ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Partnership, the General Partner nor any person acting on their behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transaction in Original Units has been effected during the past 60 days by the Partnership or the General Partner or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Other than as described below, the Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries; or (iii) any material change in the indebtedness, present capitalization or dividend policy of the Partnership.

The Partnership, through its subsidiaries, presently owns the following two (2) properties:

(i) Mission Park. This property is a 264 unit apartment complex in San Marcos, California. The property was purchased in 1989 for $17,000,000.

(ii) Shadowridge Meadows. This property is a 184 unit apartment complex in Vista, California. The property was purchased in 1988 for $12,700,000.

On August 7, 2003, the Partnership listed both of the Properties for sale for a combined sales price of $62.9 million. On December 2, 2003, the Partnership accepted an offer (pending approval of a majority of the Class A and Original Units) in the amount of $36 million for the purchase of the Mission Park property. On December 8, 2003, the Partnership accepted an offer (pending approval of a majority of the Class A and Original Units) in the amount of $27.6 million for the purchase of the Shadowridge Meadows property. The accepted offers represent a total combined sales price of $63.6 million, exceeding the combined listing prices of the properties by approximately $700,000. There can be no assurance that both of the Properties will be sold at the projected sales price of $63.6 million, or that both the Properties will be sold. There are a number of circumstances which could prevent the sale of one or both of the Properties, including without limitation the failure to obtain the approval of a majority of the Class A and Original Units, the cancellation of the purchase and sale agreement(s) by one or both of the buyer(s), or the failure of the sale of the Properties to close for any other reason.

Following the sale of the Properties, the General Partner intends to cause the Partnership to pay cash distributions to the Limited Partners from the net sales proceeds after paying all expenses and liabilities of the Partnership, distributing to the Class A Units the amount of their distributions pursuant to the Partnership Agreement, and establishing a reserve account in the presently anticipated approximate amount of $1,000,000 to cover remaining liabilities and unexpected claims. Any amount remaining in the reserve account will be distributed to the Partners at such time as the General Partner determines all contingent liabilities have been either discharged or provided for, whereupon the General Partner intends to cause the Partnership to be dissolved. Overall, the sale of the Properties is anticipated to result in liquidating distributions of approximately $36,467,800, or approximately $1,937 per Original Unit after final payments to the holders of Class A Unit of $3,677,491.

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The Partnership is currently preparing a Consent Solicitation pursuant to
Section 14(a) of the Securities Exchange Act of 1934 to solicit the consent of the Limited Partners to approve (i) the sale of the Partnership's two remaining properties and (ii) the complete termination and liquidation of the Partnership.

ITEM 8. ADDITIONAL INFORMATION.

(a) Certain Federal Income Tax Considerations.

  The federal income tax discussion set forth below is included herein for general information only and does not purport to address all aspects of taxation that may be relevant to a particular Limited Partner. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, court decisions and Internal Revenue Service rulings and other pronouncements, existing as of the date of this Statement.

Each Limited Partner should consult their own tax advisor as to the particular tax consequences to such Limited Partner of the Offer, including the application of alternative minimum tax and federal, foreign, state, local, and other tax laws.

The following general discussion is based upon the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

Gain or Loss. A Limited Partner will generally recognize a gain or loss on the sale of such Limited Partner's Units in the amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally will not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses per year in excess of the amount of their capital gains against ordinary income.

The adjusted tax basis in the Original Units of a Limited Partner will depend upon each Unit Holder's individual circumstances. Each Unit Holder who plans to tender Original Units pursuant to the Offer should consult with a tax advisor as to their adjusted tax basis in the Original Units and the resulting consequences of a sale.

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(b) Certain Restrictions on the Transfer of Limited Partnership Interests.

Pursuant to the Partnership Agreement, any transfer, assignment, or conveyance of an Original Unit must satisfy certain conditions, including without limitation, the determination by the General Partner, with advice of counsel, that the proposed transfer will not cause (i) the Original Units to be deemed "readily tradable on a secondary market (or the substantial equivalent thereof)" under the provisions of the Code relating to publicly traded partnerships, or
(ii) cause the Partnership to be treated as a publicly traded partnership. If the General Partner determines that it is in the Partnership's best interest to restrict or reject transfers that will or may cause the Original Units to be deemed "readily tradable on a secondary market (or the substantial equivalent thereof)", or to cause the Partnership to be treated as a publicly traded partnership, it may restrict or reject those transfers thereby restricting a Limited Partner's ability to transfer Units, which could impact the sale of a Limited Partner's Original Units to the Purchaser. The Partnership does not intend to permit any transfers until January 2, 2004. As of the date of this Statement, the General Partner believes it to be in the best interest of the Partnership to restrict any transfers of Original Units until January 2, 2004.

ITEM 9. EXHIBITS.

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

Exhibit 2     Letter to Limited Partners dated December 15, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                               /s/David W. Maurer
--------------------------------------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
--------------------------------------------------------------------------------
                                (Name and title)

                                December 15, 2003
--------------------------------------------------------------------------------
                                     (Date)



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                                  Exhibit Index

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10-KSB for the year ended December 31, 2002.

Exhibit 2      Letter to Limited Partners dated December 15, 2003.





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                                    Exhibit 1

                   Item 12 of Annual Report on Form 10-KSB of
                         Income Growth Partners, Ltd. X
                                December 31, 2002

Item 12.  Certain Relationships and Related Transactions

The Partnership is entitled to engage in various transactions involving its general partners and its affiliates as described in the Partnership Agreement.

The table below reflects amounts paid to the general partner or its affiliates during the following years:

                                       2002                    2001
                                       ----                    ----
Management Fees                      $284,000                $245,000
Administrative Costs                 $192,000                $115,000
Administrative Fees                  $ 20,000                $ 17,000




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                                    Exhibit 2

               Letter to Limited Partners dated December 15, 2003


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December 15, 2003


Re: Income Growth Partners, Ltd. X

Dear Limited Partner:

         On December 4, 2003, Income Growth Partners, Ltd. X ("Partnership") received a tender offer statement on Schedule TO and exhibits from Everest Management, LLC, a California limited liability company, to purchase for cash up to 700 original units of limited partnership interests in the Partnership ("Original Units"). The purchase price offered is $1,200 per Original Unit, without interest, less the amount of distributions per unit, if any, made to the unit holders by the Partnership after the date of the offer, and less any Partnership transfer fees, on the terms and conditions described in the Offer to Purchase dated December 4, 2003 and the related Agreement of Transfer and Letter of Transmittal which are exhibits to the Schedule TO.

            The referenced tender offer for the Original Units of the Partnership has not been approved by the General Partner. On December 15, 2003, the General Partner caused to be filed Schedule 14D-9 with the Securities and Exchange Commission. The Schedule 14D-9 states that the General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Unit Holders") may not fairly compensate Unit Holders for their interest in the Partnership, and, therefore, recommends the Unit Holders not tender Original Units pursuant to the Offer.

         A copy of the Schedule 14D-9 as filed with the Securities and Exchange Commission on December 15, 2003 is enclosed for your information.

Sincerely,

Income Growth Management, Inc.
a California corporation
General Partner


/s/ David W. Maurer
--------------------------
David W. Maurer
President

Enclosure